

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 21, 2013

Via E-mail
Jack Fonss
AccuShares Commodities Trust I
137 Rowayton Avenue, 4th Floor
Rowayton, CT 06853

> **Re: AccuShares Commodities Trust I**
> **Amendment No. 1 to Confidential Draft**
> **Registration Statement on Form S-1**
> **Submitted October 1, 2013**
> **CIK No.: 0001580167**

Dear Mr. Fonss:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your revised disclosure states that you intend to distribute gains attributable to a 20% or less change in the Underlying Indices in cash while only gains attributable to index moves in excess of 20% will be distributed in paired shares. Further you indicate that the majority of Regular Distributions will be cash distributions rather than distributions of matched quantities of Up and Down Shares. This appears to be a material change in the operation of the Funds and characteristics of the securities; however, your disclosure continues to highlight the distribution of paired Up and Down Shares as the predominant feature of the securities. Please revise your filing to more accurately reflect the revised structure allowing for cash distributions. Your revised disclosure should, for example, make clear that most Regular Distributions will be cash distributions, provide illustrative

examples of the effects of cash distributions similar to the disclosure provided for share distributions on page 71 under the subheading "Regular Distributions" and disclose how potential investors could maximize exposure to Up or Down Shares following a Regular Distribution of cash.

2.   In connection with the preceding comment, it appears that the distribution of cash, when gains are 20% or less, is only an intention/expectation of the sponsor. If discretion exists, discuss the circumstances where shares will be distributed in lieu of cash even when gains do not cross the 20% threshold and the notice you will provide of such decision.

3.   Your intention to distribute gains attributable to a 20% or less change in the Underlying Indices in cash presents a new material risk that Regular Distributions in cash may exceed returns on the Funds' Eligible Assets resulting in a decline in the Funds' Class Values to the extent that it may cause the Sponsor to terminate a Fund. We note, however, that you have only addressed this risk with a brief risk factor on page 37. Additionally, it appears that cash distributions will be greater than the actual index movement experienced when gains are 20% or less.

- Please revise your filing to more prominently and thoroughly discuss the liquidity and economic risks you have noted on page 37, specifically, these risks should be highlighted in the introductory suitability discussion and in the Summary.
- Please disclose clearly how you will manage the Fund Eligible Assets to be able to make Regular Distributions in cash that correspond to returns on Underlying Indices with a higher volatility than Fund Eligible Assets and, presumably, a higher return than that which you may achieve from the Fund Eligible Assets.
- Please disclose whether your liquidity strategy is dependent upon the creation of Creation Units. If Regular Distributions made in cash will exceed the index movement, please discuss if this will impact a Fund's ability to satisfy redemptions.
- Where you discuss the "advantages" of your product, please balance your disclosure by discussing the diminishing effect on the Funds' class values and cash holdings that will result from Regular Distributions or tell us why this is not a disadvantage in your product compared other tracking products.   Also, discuss the need for investors to reinvest their entire cash distributions in order to effectively track an index.
- In the summary section, briefly highlight the tax implications of cash distributions that are greater than actual index movements. In your tax considerations section, please provide more detailed disclosure of how the cash distributions will generally be treated, since it would seem that cash distributions will likely exceed a Fund's current and accumulated earnings and profits.

4.   Please tell us if the Regular Distributions made in cash impacts the analysis you provided in response to comment 17.

5.   Please explain to us whether the change to distribute up to 20% of gains in cash impacts the analysis of whether you are an investment company under the Investment Company Act of 1940.

6.   We note your response to comment 5 that the commonality results in identical operations and risks. Please tell us how you determined that the VIX Fund has identical operations and risks profiles and should not be discussed in a separate prospectus. In your analysis, identify the identical and differing features.

Summary, page 1

Overview, page 1

7.   Please tell us how your disclosure that the Trust "may from time to time offer to sell shares" is consistent with the fact that you are registering a continuous offering. Clarify if the noted disclosure indicates that you may reject creation orders, even when "necessity," as referenced in your response to comment 6, is not present.

8.   On page 3 you describe the VIX Fund Daily Amount. Please expand your disclosure in the body of the filing, and include a cross reference to such disclosure in the Summary, to provide an illustrative example of the operation of the VIX Fund Daily Amount.

Class Value and Class Value per Share, page 14

9.   We note the disclosure on page 14 indicating that should a Fund's Underlying Index not be published, you may choose to fair value the index level in order to value the share's Underlying Index for purposes of the Class Value per Share calculation. Please explain how such fair valuation would be consistent with your disclosure obligations under the federal securities laws.

Cash Distributions, page 15

10.   In light of the fact that the Regular Distributions will ordinarily be cash distributions, please revise the disclosure to more clearly differentiate such cash distributions from Cash Distributions of Net Investment Income.

Risk Factors, page 25

The Shares of Each Fund Will Not be Responsive to Extreme Movements in Its Underlying Index due to the Class Value per Share Limitation," page 32

11.   Please expand your disclosure to explain what effect, if any, the Class Value per Share Limitation will have on the arbitrage mechanism.

Payment Over Time of Distributions in Cash May…., page 37

12.   Please revise to clarify that Regular Distributions made in cash <u>will</u> cause the fund's class values and class value per share to decline or tell us of a situation where a Cash Distribution does not result in the noted decline.

Distributions and Distribution Dates, page 66

13.   We note the table included on page 71 illustrating the resetting of the Share Index Factors. Please explain, with a view toward disclosure, how and why the Share Index Factors remain constant in response to a falling index.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Special Counsel

cc: Kathleen H. Moriarty, Esq.
        Peter J. Shea, Esq.
        Katten Muchin Rosenman LLP